April 10, 2007

Sara D. Kalin, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Valley Forge Composite Technologies, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 26, 2007
File No. 333-138667

Dear Ms Kalin:

Thank you for your comment letter dated February 8, 2007. The following are Valley Forge Composite Technologies, Inc.’s (the “Company,” “we”, or “our”) responses to your comments. We are filing Amendment No. 2 to the Registration Statement on Form SB-2 (“Amendment No. 2 “) at the same time that this letter is being filed.

Under cover of our letter dated March 8, 2007, we produced to the Staff along with a confidential treatment request copies of documents requested in the Staff’s February 8, 2007 comment letter. These documents were Bate-numbered as VALLEY FORGE COMP. TECH., INC. numbers 001 through 031. Because we have previously submitted these documents, we are omitting reference to the documents in our response below. Likewise, our response below reflects the changes made in Amendment No. 2 to comply with the discussions had with the Staff following the submission of our documents in March 2007.

Description of Business, page 22

1. Please provide in your filing an extensive description of your electronic components business.

Response:

The description is added to the filing as requested.

2. Please explain to us whether your Japanese customer is an end user or distributor of your electric components.

Response:

The components that are sold to our Japanese customer are used in the customer’s manufacturing/assembly process and incorporated into the customer’s product which is then ultimately sold to the end user.

Balance Sheets, page 32

3. We note the first two orders totaling $692,220 were shipped on January 6, 2006. However, there was no inventory recorded on your balance sheet as of December 31, 2005. Accordingly, explain to us in detail how you were able to obtain then ship within four business days these electronic components. Describe for us in detail these electronic components and provide us with the documentation that supports your purchases and your payments of the components underlying the three shipments.

Response:
The Company obtained the electronic components to fill this component purchase order from a third-party supplier. The Company maintains rights of return on such purchases until the components are tested. Therefore, title to these goods did not pass to the Company from the supplier until testing was completed. This testing was completed and the components were shipped on January 6, 2006 at which time the inventory passed to the Company.

The electronic components in question are IC transistors which are rated as uncontrolled parts in compliance with the U.S. Department of Commerce Bureau of Export Administration (BXA).

Note 1: Nature of Business and Summary of Significant Accounting Policies
Accounts Receivable, page 44

4. We note in your response to prior comment 9 that full payment of the outstanding receivable balance is expected to be collected on or before January 31, 2007. Please tell us whether payment has been received and if not, what additional consideration has been given to recording an allowance for this amount in light of the fact that this is the longest period that an amount has been outstanding from your customer.

Response:

Payment of the outstanding receivable of $921,919 has not been received from our Japanese customer. The Company has amended and restated Form 10-QSB for the period ending September 30, 2006 to defer recognition of this sale until the amount is fully paid.

5.
Please provide us copies of the three purchase orders and sales contracts that have been signed by your customer as well as documentation and proof supporting each cash payment that you have received in consideration for these goods.

Response:
The signed purchase orders from the customer are the only documents related to the sales. There are no separate sales contracts. A contract is only established at the time the Company fills the purchase order from the customer.

6. Please provide us the analysis that you prepared prior to shipment of the goods that demonstrated that collectibility of payment was probable. Your prior sales relationship with this customer cannot be used as any support. If you have not prepared a substantive analysis that demonstrated that collectibility was probable, you can only recognize revenue on the basis of cash receipts.

Response:
The Company has been doing business with Astro-Research Corp. (ARC) of Japan for six years. ARC is an engineering design and manufacturing firm specializing in unique or difficult tasks. The Company was introduced to ARC through the Japanese National Aerospace Administration now called JAXA. ARC employs over 50 scientists and engineers in three locations in Japan: Tokyo, Yokohama and Hokaido. ARC’s main source of income is JAXA and other Japanese Government science programs. ARC’s revenues are approximately $21 million US. Some of ARC’s projects include ion thrusters for satellites, electronic power supplies for oceanographic mini subs and power supplies for high energy accelerators and test equipment.

In Japan most goods cost considerably more than in the United States. For example, there is a large market for Honda and Toyota replacement parts shipped from the United States to Japan. Even with freight costs the savings for Japanese customers are great. Exploitation of the cost differential between Japan and the United States is essentially how the Company is able to competitively supply parts to ARC (but not for auto parts). The Company sources and supplies uncontrolled parts for shipment and use in Japan for some of ARC’s less demanding projects. Examples are IC’s and transistors for power supplies used for oceanographic work. Whichever electronic parts are relatively very expensive in Japan and produce a significant savings from being sourced from the United States, the Company will endeavor to obtain and supply them.

ARC has the right to test all parts prior to payment due to various sourcing variances and overseas shipment risks. Typically this process is relatively quick. However, since the Company does not supply critical components, when events of Japanese National interest occur and ARC is otherwise engaged, testing of the Company’s sourced parts is delayed. During the past year the North Korean nuclear test captivated the attention of Japan’s scientific community for many months. This lengthy delay caused a ripple effect delaying many their pending programs.

The majority of parts in question include IRHF-9130 which is available for sale from the United States, China, Europe and Japan. The major source for these parts is China. These are uncontrolled parts meeting minimum specification values. They are not available in a cheaper or lower grade.

In June 2005 an agreement was signed between the Company and ARC (copy enclosed) for ARC to be the Company’s sales representative in Asia. In the event that the Company is not paid on the pending matter, the Company will terminate this sales agreement. ARC also is a potential supplier for accelerator components used for the Company’s counter-terrorism products. ARC would suffer a significant loss of future business if the Company cancelled the sales agreement. Accordingly, the Company has never seriously considered that ARC would fail to pay the Company for its 2006 purchase in light of the direct consequence to ARC of cancellation of any agreement for it to supply the Company for counter-terrorism parts.

In light of the above facts, the Company believes that it has (and had prior to shipment of the goods in question) an intimate understanding of ARC’s business and financial condition such that it was proper for us to assume that collectibility of payment was probable.

7. We note that the final payment of a sale may occur in excess of one year after the transfer of goods. We believe this fact can introduce significant uncertainty into the collectibility of your accounts receivable and may also add doubt as to the actual contractual terms of your sales of electronic components. Consequently, we believe you should only recognize revenue on the basis of cash receipts. Please revise your financial statements accordingly.

Response:
The Company has removed the revenue and receivable as stated in our response to comment number 4. The Company has modified the payment terms for similar shipments of electronic components to include a partial payment for goods prior to shipment. However, Management also believes, as the Company evolves, recognizing all revenue on the cash basis would be an inappropriate deviation from the historical methods used for our financial reporting and would not only severely distort the results of future financial statements, but, we believe such a change would be misleading, and potentially confusing to the users of our financial information.

8. We note your response to prior comment 10 and the expansion of your revenue recognition policy footnote included in your interim financial statements. Please revise to similarly expand your policy in the footnote presented in the audited financial statements.

Response:
We have made this correction to the footnotes of the audited financial statements.

Revenue recognition, page 44

9. We note your determination that revenue should not be recognized until the earlier of your receipt of written acceptance or 180 days from the receipt of goods by the customer. Although this deferral does not impact your results for the nine months ended September 30, 2006, it does impact the financial information previously made publicly available to your shareholders for the three months ended March 31, 2006 and the six months ended June 30, 2006. As this correction significantly changes the amount of revenue previously reported, the Forms 10-QSB should be amended for these two periods.

Response:

The Company was privately held until it became a subsidiary of Quetzal Capital 1, Inc, a public shell corporation, on July 6, 2006 as the result of a share exchange. Hence, the two periodic reports that you reference did not pertain to the Company and are of no consequence to the Company’s shareholders of record as of, and prior to, June 30, 2006.

10. Please describe for us in detail the testing procedures that are used by your customer and revise your revenue recognition policy to state that revenue is only recognized upon completion of testing, but not later than 180 days after product shipment.

 Response:
The customers’ testing procedures vary depending upon the intended use of the components. Performance of the components is determined through construction of test parts which test the components ability meet tolerance specifications. The components must also withstand testing for use in specific environments. Testing procedures include component performance analysis under extreme conditions such as pressure, temperature, electrical and moisture tolerances.

Our revenue recognition policy has been revised to include that revenue is only recognized upon completion of testing, but not later than 180 days after product shipment.

Warranties

11..In light of the fact that you are preparing to manufacture THOR units in anticipation of receiving the approvals necessary to begin selling the product, you should have an established policy in place for your planned accounting treatment of warranty costs. Please disclose this policy in accordance with APB 22.

Response:
We have made this disclosure in the footnotes.

Selling and Administrative Expenses

12. Please explain to us why it is appropriate to defer the selling and administrative expenses that you assert are connected to the sale of the electronics components. We believe that selling and administrative expenses should be expensed as incurred.

Response:
The selling and administrative expenses deferred are limited to the actual amount of commission due to Mr. Brothers for his sole efforts resulting in the sale of the aforementioned electronic components. This commission is directly dependent upon recognition of revenue from these sales; therefore, the Company believes that this commission should be recognized in the reporting period in which revenue from the sales is also recognized.

Note 10-Stockholders’ Deficit, page 49

13. We note your response to prior comment 13. Please explain in detail in the footnotes to your financial statements for all periods presented the price protection and non-dilution provisions. In addition, explain the basis for your accounting.

Response:
We have made this correction in the footnotes.

Signatures

14. We note that in response to prior comment 16, you have included the signatures for Principal Executive Officer and Principal Financial Officer. However, you have deleted Mr. Brothers’ signature in his capacity as the Principal Accounting Officer, which is a required signature. In your next amendment, please have Mr. Brothers sign in his capacity as Principal Accounting Officer, as well as Principal Executive and Principal Financial Officer. Please see the signature requirement of Form SB-2.

Response:

We have made this signature correction.

Sincerely,

By: Louis J. Brothers
Louis J. Brothers